GREAT CHINA INTERNATIONAL HOLDINGS, INC.
C Site 25-26F President Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China
Telephone:  0086-24-22813888

January 4, 2011

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:                      Kevin Woody, Branch Chief
Mark Rakip, Staff Accountant

Re:          Great China International Holdings, Inc.
File No. 000-23015

Gentlemen,

With regard to your letter of comments to Ms. Dongqing Sun dated December 7, 2010, set forth below is our response to your comments.  Thank you for your consideration in allowing us the additional time to respond.

Form 10K December 31, 2009

Comment

Please tell us how your presentation of Cash Flows from Operating Activities, using net income (loss) from continuing operations and not net income (loss) as the starting point for the indirect method presentation , complies with ASC 230-10-45-28.

Response

The Company has noted the above comment and agrees with the contentions. As per the telephonic communication between our auditor, Kabani & Company, Inc. and Mr. Kevin Woody, Accounting Branch Chief at the SEC, on December 30, 2010, the Company represents that it has noted the above comment from the Staff and agrees to present any future cash flow presentation, in accordance with above guidance from the SEC Staff and in compliance with ASC 230-10-45-28.

Form 10Q September 30, 2010

Comment

We note that you have evaluated subsequent events as of October 30, 2010, the date on which the Form 10-Q as available to be issued. Please tell us why you did not discuss whether you repaid the $13.7 million bank loan, due October 15, 2010, or if you renegotiated a loan extension for this note.

Response

The Company renegotiated a loan extension, which will mature at October 12, 2011. Other terms have remained unchanged.

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As requested in the comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or wish to discuss any of these matters, please do not hesitate to contact us.  To facilitate the transmission of correspondence, please send a copy of all future correspondence to our counsel:

Mark E. Lehman, Esq.
Parsons Behle & Latimer
201 South Main Street, Suite 1800
Salt Lake City, Utah 84111
Telephone:  (801) 532-1234
Facsimile:  (801) 536-6111
Email:  mlehman@parsonsbehle.com

Sincerely,

/s/ Ms. Sun Dongqing

Ms. Sun Dongqing, CFO
Great China International Holdings, Inc